SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .
                                         -------- -----

                              IMA EXPLORATION INC.
                 ---------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F      X        Form 40-F
                             ---------               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                No       X
                          -----------       ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                          IMA Exploration Inc.
                                          (Registrant)

Date      January 13, 2003                By  /s/ William Lee
     -------------------------------         -----------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------
1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                 Suite 709 - 837 West Hastings Street, Terminal
                    City Club Tower, Vancouver, B.C. V6C 3N6
                  Tel: 604-687-1828 o Fax: 604-687-1858 o Toll
                               Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: INFO@IMAEXPLORATION.COM
               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE                                                    January 13, 2003

                  IMA Prepares to Drill in Patagonia, Argentina

IMA Exploration Inc. is pleased to announce that preparations for Phase I drilling its 100%-owned Las Bayas gold project, in the Patagonia region of Southern Argentina, are now underway. Drill sites are being prepared, all required government permits have been received and a detailed 2,000 metre (6,500 feet) diamond drill plan has been established. Drilling is expected to commence before the end of January, at which time a news release will be issued by the Company.

The approximately 20 hole Las Bayas drill program will focus on several highly prospective low-sulphidation epithermal gold veins within a 4.5 x 1.5 kilometre zone of intense quartz veining, at the southern end of the previously announced 10 kilometre long Las Bayas Mineralized Corridor. Over 15 kilometres of quartz veins have been mapped within the Las Bayas gold vein system and four high priority gold bearing veins will be drill tested during the Phase I drill program, including the Bola Vein, Laguna Veins (Northwest, Central and Northeast), Voladura Vein, and the Puesto Vein.

                Highlights From Las Bayas Phase I Surface Program


----------------------------------------------------- --------- --------- --------- ----------- -----------
                    Las Bayas Highlights                Gold    Gold      Silver    SampleWidth  Sample #
                                                       Equiv.    (g/t)     (g/t)       (m)
                                                       (g/t*)
----------------------------------------------------- --------- --------- --------- ----------- -----------


Bola Vein (Previously announced)

o        350 meter known strike length                 27.13     15.33     826.3       0.2         M554
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        Up to 4 meters wide on surface                16.18      8.41     544.0       1.45        2441
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        6.22      5.64      40.7       1.6         2437
----------------------------------------------------- --------- --------- --------- ----------- -----------
Laguna Veins  (NE, Central and NW)
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        Combined 1,260 meter known strike length       3.97      1.74     156.0       0.5         2775
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        1.7 to 15 meters wide on surface               6.56      3.73     198.0       0.45        2774
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        4.00      1.43     180.0       0.25        2773
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        5.58      4.52      74.0       0.2         2784
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        3.85      2.05     126.0       1.45        2781
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        6.6       6.31      20.1       0.8         2796
----------------------------------------------------- --------- --------- --------- ----------- -----------
Voladura Vein
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        1,400 known strike length                      2.65      2.54      7.7        3.3         518
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        Up to 22 meters wide on surface                3.11      2.96      10.4       3.75        521
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        1.91      1.73      12.7       0.1         524
----------------------------------------------------- --------- --------- --------- ----------- -----------
Puesto Vein
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        1,000 meter known strike length                1.79      1.56      16.4       1.65        2487
----------------------------------------------------- --------- --------- --------- ----------- -----------
o        Up to 8 meters wide on surface                 4.31      4.20      7.6        1.25        2493
----------------------------------------------------- --------- --------- --------- ----------- -----------
                                                        2.92      2.83      6.6        1.05        2497
----------------------------------------------------- --------- --------- --------- ----------- -----------
  *grams per tonne (g/t); Gold Equivalent (Au+Ag/70)



News Release                                                    January 13, 2003
IMA Exploration Inc.                                                      Page 2



The veins targeted for drilling have been identified by IMA's geologists as the upper levels of a low-sulphidation epithermal gold vein system, with surface signatures similar to the geological model of the recently discovered Esquel deposit (3.8 million ounces of gold, 6.9 million ounces of silver) located approximately 150 km to the north. As previously reported, high arsenic (up to 1,146 ppm), antimony (up to 261 ppm) and mercury values (up to 23,700 ppb) combined with mapped and petrographically defined vein textures indicate that the present level of erosion at Las Bayas is above the predicted `boiling' or bonanza-grade gold zone within the classic Buchanan geological model. This model predicts that the target depth for a high-grade gold discovery would be 50 to 100 metres below the present surface.

Las Bayas is located in Chubut Province of southern Argentina at an elevation between 675 and 800 metres. The project has year round highway access, is four hours drive from an airport, has water available on the property and has labour located nearby in several local towns.

Assays for the Patagonia Phase I surface program have been performed by ALS Chemex, and check assays have been carried out by an independent lab, Alex Stewart Assayers. Dr. Paul Lhotka, P.Geo., is IMA's Qualified Person for Chubut Province, Argentina, in compliance with National Instrument 43-101.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
---------------------------------
Dr. Gerald G. Carlson, P.Geo., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2003 Number 3



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